Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree to file a joint Schedule 13G, and any required amendments to such Schedule, with respect to the interests of the undersigned in Midwest Energy Emissions Corp., and that the Schedule 13G to which this Agreement is attached has been filed on behalf of each of the undersigned.

Dated: February 24, 2012	By:	/s/ Arthur Greenberg, Jr.
Arthur Greenberg, Jr.

By:	/s/ Christopher Greenberg
Christopher Greenberg